INTERNATIONAL EQUITY SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

<u>YEAR ENDED DECEMBER 31, 2015</u>

# INTERNATIONAL EQUITY SERVICES, INC.

## FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

### YEAR ENDED DECEMBER 31, 2015

#### CONTENTS

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of International Equity Services, Inc.

We have audited the accompanying statement of financial condition of International Equity Services, Inc as of December 31, 2015, and the related statements of income(loss), changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of International Equity Services, Inc's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Equity Services, Inc as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of International Equity Services, Inc's financial statements. The supplemental information is the responsibility of International Equity Services, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I: Computation of Net Capital Under SEC Rule 15c3-1, Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

**WEINTRAUB & ASSOCIATES, LLP**
Certified Public Accountants

*Weintraub & Associates, LLP*

White Plains, New York
January 29, 2016

**INTERNATIONAL EQUITY SERVICES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED**
**December 31, 2015**

**Cash Flows From Operating Activities:**

| | |
|---|---:|
| Net Income (Loss) | $ (147,198) |
| | |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities | |
| Depreciation | 5,840 |
| | |
| (Increase) decrease in operating assets: | |
| Due from clearing broker | - |
| Prepaid expense | 599 |
| | |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | 293 |
| Income taxes payable | (825) |
| Total adjustments | 5,907 |
| | |
| Net cash provided by (used in) operating activities | (141,291) |

**Cash Flows From Investing Activities:**

| | |
|---|---:|
| Acquisition of property and equipment | - |
| Net cash used in investing activities | - |
| Net increase (decrease) in cash and cash equivalents | (141,291) |
| | |
| Cash and cash equivalents, Beginning of Year | 207,885 |
| | |
| Cash and cash equivalents, End of Year | $ 66,594 |

Supplemental disclosures of cash flow information:
Cash paid during the year:

| | |
|---|---:|
| Income taxes paid | $ 1,000 |

*See accompanying notes to financial statements.*